April 27, 2011 VIA EDGAR	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Mr. Michael McTiernan Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Grubb & Ellis Healthcare REIT II, Inc.
Post-Effective Amendment No. 9 to Registration Statement on Form S-11
Filed April 19, 2011
File No. 333-158111

Form 10-K for the fiscal year ended December 31, 2010
Filed March 10, 2011
File No. 333-158111
Dear Mr. McTiernan:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 26, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 9 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-158111) (the “Registration Statement”), as filed on April 19, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events...that constitute a substantive...addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
Our Performance, page 66
1.	Refer to your reconciliation table on page 67. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide FFO per share and MFFO per share. Please accompany MFFO per share and FFO per share disclosure with net loss per share disclosure.

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Morris Manning & Martin, LLP

          Mr. Michael McTiernan, Assistant Director
          Securities and Exchange Commission
          April 27, 2011

Response: The reconciliation table in the “Our Performance — Funds from Operations and Modified Funds from Operations” section beginning on page 66 of the Amendment has been revised in the changed pages attached as Exhibit A hereto to accompany the modified funds from operations (“MFFO”) per share and funds from operations (“FFO”) per share disclosure with net loss per share disclosure. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act.

2.	We note your disclosure on page 66 that since MFFO excludes acquisition expenses, it should not be construed as a historic performance measure. In future Exchange Act periodic filings, please include similar disclosure regarding MFFO.

Response: The Company hereby undertakes to include in its future periodic filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disclosure similar to that referenced in the Staff’s comment.

3.	Please make sure that future Exchange Act filings discussing MFFO are consistent with your Securities Act filings regarding the usefulness of MFFO to investors. We note, for example, the transcript of your earnings call filed on Form 8-K on March 21, 2011. We also urge you to consider the conditions of Regulation G of the Exchange Act and Item 10(e) of Regulation S-K when providing MFFO disclosure in future communications to investors, particularly the rules regarding the accompaniment and relative prominence of the corresponding GAAP measure.

Response: The Company hereby undertakes that its future Exchange Act filings discussing MFFO will be consistent with its filings under the Securities Act regarding the usefulness of MFFO to investors. The Company will also consider the conditions of Regulation G of the Exchange Act and Item 10(e) of Regulation S-K when providing MFFO disclosure in future communications to investors.
Information Regarding Our Distributions, page 69
4.	Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception.
Response: The “Our Performance — Information Regarding Our Distributions” section beginning on page 69 of the Amendment has been revised in the changed pages attached as Exhibit B hereto to disclose the cumulative amount of distributions declared since inception as compared to the cumulative FFO since inception. If the changed pages attached as Exhibit B hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) under the Securities Act.

Morris Manning & Martin, LLP

          Mr. Michael McTiernan, Assistant Director
          Securities and Exchange Commission
          April 27, 2011

Acquired Properties, page 94
5.	We note that you disclose the average effective rental rate per square foot for your properties. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Response: The Company respectfully submits that the calculations of average effective rental rate per square foot in the Amendment already take tenant concessions into account. Therefore, the Company respectfully believes that additional disclosure is not necessary.

6.	Refer to your disclosure of capitalization rates on page 98. We note that you project forward 12-month NOI for purposes of calculating the capitalization rate, and that the revenues are based on in-place leases. Please expand your description of NOI to clarify the manner in which forward 12-month expenses are estimated and your assumptions regarding occupancy during the forward 12-month period.

Response: The “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 94 of the Amendment has been revised in the changed pages attached as Exhibit C hereto to expand the description of net operating income to clarify the manner in which forward 12-month expenses are estimated and to disclose the Company’s assumptions regarding occupancy during the forward 12-month period. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) under the Securities Act.
     The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	Jeffrey T. Hanson Heath D. Linsky, Esq. Cora Lo, Esq.